Exhibit 99.1

Dada to Hold Extraordinary General Meeting of Shareholders

SHANGHAI, China, May 8, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on June 10, 2025 at 10 a.m. (Beijing time) at No. 76 Zhichun Road, Haidian District, Beijing, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated April 1, 2025 by and between the Company, JD Sunflower Investment Limited (“Parent”) and JD Sunflower Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent. If consummated, the merger will result in the Company becoming a privately held company and its American depositary shares (“ADSs”), each representing four ordinary shares of the Company, par value US$0.0001 each (each, a “Share”), will no longer be listed on the NASDAQ Global Select Market and the Company’s ADS program will be terminated. In addition, the Company’s ADSs and Shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the merger.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors established by the board of directors, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record as of 5 p.m. Cayman Islands time on May 22, 2025 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on May 8, 2025 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the Shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s proxy solicitor Sodali & Co at (800) 662-5200 (toll free in North America) or +1 (203) 658-9400 or by email at DADA@info.sodali.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical or current facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors, risks and uncertainties include uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and Dada undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn